Filed Pursuant to Rule 433
Registration No. 333-149632
August 12, 2010
PRICING TERM SHEET

4.500% Notes due 2040

Issuer:	Johnson & Johnson

Security:	4.500% Senior Unsecured Notes due 2040

Size:	$550,000,000

Maturity Date:	September 1, 2040

Coupon:	4.500%

Interest Payment Dates:	Paid semi-annually on March 1 and September 1, commencing March 1, 2011

Price to Public:	97.884%

Underwriting Discount:	0.875%

Benchmark Treasury:	4.625% due February 15, 2040

Benchmark Treasury Price and Yield:	111-22, 3.951%

Spread to Benchmark Treasury:	+68 bps

Yield:	4.631%

Make-Whole Call:	Treasury + 10 bps

Trade Date:	August 12, 2010

Expected Settlement Date:	August 17, 2010

Anticipated Ratings:	Aaa (stable) by Moody’s Investors Service, Inc. AAA (stable) by Standard & Poor’s Ratings Services AAA (stable) by Fitch Ratings

CUSIP:	478160 AV6

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc. Banc of America Securities LLC Deutsche Bank Securities Inc. RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 877-858-5407, Goldman, Sachs & Co. toll-free at 866-471-2526 or J.P. Morgan Securities Inc. collect at 212-834-4533